EXHIBIT 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817-336-2461	713-651-9944
www.cgaus.com

February 11, 2015

Mr. Kevin D. Neeley
Director - A&D and Reserves
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, TX 77002
Re: Evaluation Summary
Eagle Rock Energy Partners, L.P. Interests
Total Proved Reserves
Certain Properties in Various States
As of December 31, 2014

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Neeley:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the interests located in certain properties in various states within the United States. This report, completed February 11, 2015 covers 100% of the proved reserves estimated for Eagle Rock Energy Partners, L.P. (“Eagle Rock”). This evaluation utilized an effective date of December 31, 2014, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (“SEC”). This report was prepared for the preparation of the Eagle Rock 2014 10-K filing.

The reserves and economics for the Total Proved, Proved Developed and Proved Undeveloped are summarized as follows:

Eagle Rock Energy Partners, L.P. Interests
February 11, 2015

	Proved
	Total	Developed	Undeveloped

Net Reserves
Oil - Mbbl	11,016.5	9,595.3	1,421.2
Gas - MMcf	169,092.6	126,783.0	42,309.6
NGL - Mbbl	13,834.0	10,895.2	2,938.7
Net Revenue
Oil - M$	969,060.4	836,134.6	132,925.9
Gas - M$	736,450.7	550,920.5	185,530.3
NGL - M$	481,834.5	389,475.4	92,359.1
Exxon Retained - M$	(24,178.7)	(24,178.7)	—
Other Revenue - M$	—	—	—

Severance Taxes - M$	147,768.0	121,266.9	26,501.1
Ad Valorem Taxes - M$	19,035.1	17,163.0	1,872.1
Operating Expenses - M$	479,677.8	448,431.9	31,245.9
Other Deductions - M$	89,306.2	65,662.2	23,644.0
Investments - M$	240,886.0	130,964.5	109,921.6
Net Operating Income (BFIT) - M$	1,186,493.8	968,863.3	217,630.5
Discounted @ 10% - M$	583,205.9	513,574.8	69,631.1
(Present Worth)
The Proved Developed reserves are the summation of the Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Developed Shut-In (“PDSI”) estimates. The Proved Developed reserves and economics, with a breakout of PDP, PDNP and PDSI, are summarized as follows:

	Proved Developed
	Total	Producing	Non-Producing	Shut-In

Net Reserves
Oil - Mbbl	9,595.3	9,028.9	566.4	—
Gas - MMcf	126,783.0	115,852.5	10,930.5	—
NGL - Mbbl	10,895.3	10,106.1	789.2	—
Net Revenue
Oil - M$	836,134.5	783,827.5	52,307.0	—
Gas - M$	550,920.5	504,073.7	46,846.8	—
NGL - M$	389,475.4	363,088.8	26,386.6	—
Exxon Retained - M$	(24,178.7)	(24,178.7)	—	—
Other Revenue - M$	—	—	—	—

Severance Taxes - M$	121,266.9	113,521.2	7,745.7	—
Ad Valorem Taxes - M$	17,163.0	15,929.9	1,233.1	—
Operating Expenses - M$	448,431.9	439,885.8	8,546.1	—
Other Deductions - M$	65,662.2	60,035.5	5,626.7	—
Investments - M$	130,964.5	111,883.2	19,081.3	—
Net Operating Income (BFIT) - M$	968,863.3	885,555.7	83,307.6	—
Discounted @ 10% - M$	513,574.8	484,080.6	29,494.2	—
(Present Worth)

Eagle Rock Energy Partners, L.P. Interests
February 11, 2015

Net revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs, operating expenses and other deductions, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing

The base oil and gas prices calculated for December 31, 2014 were $94.99/BBL and $4.35/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price and NGL price is based upon WTI-Cushing oil spot prices during 2014 and the base gas price is based upon Henry Hub spot prices during 2014.

The base prices were adjusted for oil, NGL and gas differentials, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the total proved properties were estimated to be $87.964 per barrel of oil, $4.355 per mcf of natural gas and $34.830 per barrel of natural gas liquids. All economic factors were held constant in accordance with SEC guidelines. No revenues obtained from the sale of sulfur products are included in this report.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil, NGL and gas price differentials, lease operating expenses (LOE), other deductions and investments were calculated and prepared by you and were thoroughly reviewed by us for accuracy and completeness. LOE (column 22) was determined at the well level using averages determined from historical lease operating statements. Other Deductions (column 27) are expenses calculated by volume and include compression-gathering expenses, transportation costs and water disposal costs. All economic parameters, including expenses and investments, were held constant (not escalated) throughout the life of these properties.

Severance tax rates were applied at normal state percentages of oil and gas revenue. Ad valorem tax rates were forecast as provided by Eagle Rock.

Exxon Retained Revenue

In certain properties and time periods, the future cash flow estimates in this reserve report include a reduction to future revenues due to a “Retained Revenue Interest” owned by ExxonMobil. These interests were retained by ExxonMobil at the time they sold them to Eagle Rock’s predecessors, and remain in effect. In general, these interests require Eagle Rock to make payments of a percentage of the revenues received over a Base Price from the sale of oil, natural gas and/or natural gas liquids production. Except for severance taxes, the interests are free of operating and capital expenses. The effect of the interest has been treated as a reduction to the revenues that Eagle Rock will derive from the sale of its reserves. An Exxon Retained section is included that contains only the revenue from the Retained Revenue Interest.

Eagle Rock Energy Partners, L.P. Interests
February 11, 2015

The Retained Revenue Interest does not necessarily apply to all of the interest that Eagle Rock owns in the wells that are subject to the interest, nor does it necessarily apply to all of the wells in the fields in which the subject wells are located. This is due to the fact that Eagle Rock’s predecessors did not acquire all of the interest that Eagle Rock now owns from ExxonMobil. The portions of Eagle Rock’s ownership that was acquired from other parties are not subject to the Retained Revenue Interest.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 97 PUD locations based in various fields throughout the United States. Each of these drilling locations proposed as part of Eagle Rock’s development plan conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Eagle Rock has indicated they have intent to complete this development plan within the next five (5) years. Furthermore, Eagle Rock has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five (5) year development plan will be fully executed.

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy. In the Big Escambia Creek and Flomaton fields in Alabama, Eagle Rock’s pentane volumes are shown separately in the plant statements and are not tracked in public records. Therefore, these volumes were added to the condensate yield in this report to properly match the company’s sales volumes.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Eagle Rock properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Eagle Rock Energy Partners, L.P. Interests
February 11, 2015

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging at abandonment has been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or Eagle Rock Energy Partners, L.P. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office. We consent to the filing of this report as an exhibit to the Annual Report on Form 10-K of Eagle Rock Energy Partners, L.P. for the year end December 31, 2014.

Yours very truly,

Robert D. Ravnaas, P.E.
President
CAWLEY,GILLESPIE &ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693